FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                  No               X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                  No               X

YPF Sociedád Anonima

ITEM

1	Translation of Consolidated Results Q3 2014.

2

YPF S.A.

Consolidated Results

Q3 2014

Consolidated Results Q3 2014

CONTENT

Consolidated Results Q3 2014

Operating Income for Q3 2014 reached ARS 8,044 million, 134% above Q3 2013

Q3 2013	Q2 2014	Q3 2014	Var.% Q3 14/Q3 13	( Unaudited Figures)	Jan - Sep (*) 2013	Jan - Sep 2014	Var.% 2014 / 2013

24,244	35,330	38,209	57.6%	Revenues (Million ARS)	64,819	104,203	60.8%

3,444	5,950	8,044	133.6%	Operating income (Million ARS)	8,195	18,378	124.3%

1,414	1,526	3,212	127.2%	Net income (**) (Million ARS)	3,763	7,619	102.5%

6,581	10,464	13,464	104.6%	Adj. EBITDA (Million ARS)	16,126	32,288	100.2%

3.60	3.89	8.19	127.7%	Earnings per share ARS (**) (ARS per Share)	9.57	19.43	103.1%

4,573	2,948	5,734	25.4%	Comprehensive Income (Million ARS)	10,127	22,708	124.2%

8,028	10,866	13,776	71.6%	Capital Expenditures (***) (Million ARS)	18,820	34,364	82.6%

Adjusted EBITDA = Net income attributable to shareholders + Net income (loss) for non-controlling interest - Deferred income tax - Income tax - Financial income (losses) gains on liabilities - Financial income gains (losses) on assets - Income on investments in companies + Depreciation of fixed assets + Amortization of intangible assets. (*) Jan - Sep 2013 results do not include the provision of claims relating to AESU and TGM arbitration. (**) Attributable to controlling shareholder.

(***) Capital expenditures for Jan- Sep 2014 results do not include expenditures relating to the acquisitions of Apache Group assets in Argentina, the interest acquired in the Puesto Hernández joint venture, Las Lajas and La Ventana.

 1.   MAIN MILESTONES AND ECONOMIC MAGNITUDES OF Q3 2014

—	Revenues for Q3 2014 were ARS 38,209 million, 57.6% higher than Q3 2013.

—	Operating income for Q3 2014 was ARS 8,044 million, 133.6% higher than the same period in the previous year.

—	Adjusted EBITDA for Q3 2014 was ARS 13,464 million, 104.6% higher compared to Q3 2013.

—	Net income for Q3 2014 was ARS 3,212 million, 127.2% higher than the ARS 1,414 million reported for the same period in 2013.

—	Operating cash flow for Q3 2014 reached ARS 18,249 million, 95.1% higher compared to the same period in 2013.

—

For Q3 2014, total hydrocarbon production increased by 15.4% compared to the same period in 2013 to reach 573.0 Kbped. Natural gas production reached 44.9 Mm3d, 26.1% higher compared to the same period in 2013, while crude oil production increased by 4.6%, to reach 246.0 Kbbld.

—	In the Downstream business segment, the total crude processing level in Q3 2014 was 94%, 2.4% higher than same period last year.

—	Investment in fixed assets for Q3 2014 was ARS 13,776 million, a 71.6% increase compared to ARS 8,028 million invested in Q3 2013.

Consolidated Results Q3 2014

2. ANALYSIS OF OPERATING RESULTS FOR Q3 2014

Ordinary income for Q3 2014 was ARS 38,209 million, 57.6% higher than the same period in the previous year. This increase was driven mainly by higher sales in the domestic market of: (i) gasoline and diesel of ARS 8,681 million (an increase of 64%), (ii) natural gas of ARS 2,193 million (an increase of 86%) fueled by stronger production for the period and the addition of sales from Yacimientos del Sur (“YSUR”) of approximately ARS 441 million, (iii) petrochemical products of ARS 416 million (an increase of 63%), (iv) fuel oil of ARS 348 million (an increase of 43%) and (v) jet fuel of ARS 348 million (an increase of 85%). In turn, exports increased ARS 576 million (an increase of 20%), as a result of increases in average prices in Argentine peso terms due to the devaluation reported for the period. Exports of flour and oils totaled ARS 983 million (an increase of 26%), jet fuel reached ARS 855 million (an increase of 49%) and petrochemical products reached ARS 704 million (an increase of 61%).

Costs of sales for Q3 2014 were ARS 26,365 million, 47.5% higher than Q3 2013. Purchases increased principally due to the price increase in Argentine peso terms for crude oil purchased from third parties in the domestic market, which outpaced lower volumes purchased due to increased production for the period (an increase of ARS 635 million). In turn, imports of diesel decreased by 7%, however, the 36% decrease in volume of diesel purchased was partially offset by higher average prices in Argentine peso terms for the imported products. There were no imports of gasoline in Q3 2014, the same as Q3 2013. Other costs of sales increased mainly on account of (i) higher depreciation of fixed assets of ARS 2,183 million due to increased investment activity and the impact of the depreciation of the Argentine peso affecting amortization, (ii) greater activity and expenses for construction and service contracts of ARS 2,023 million, driven partially by the addition of YSUR, and (iii) higher royalty payments of ARS 976 million as a consequence of greater production volumes and higher wellhead prices in Argentine peso terms. Additionally, as to the damage affecting the La Plata Refinery in Q2 2013, insurance compensation of ARS 505 million was received in Q3 2014 for lost profits affecting YPF’s business. This amount was recorded as a reduction to cost of sales based on the premise that lower volumes of refined products would have been imported if the refinery had not been damaged.

Marketing expenses for Q3 2014 were ARS 2,766 million, an increase of ARS 780 million compared to the same period in 2013, driven principally by increased transport expenses for products and higher transported and marketed volumes as well as increased bank transaction taxes. This was offset by lower withholding taxes on exports mainly due to lower volumes of exported crude oil. Administration expenses for Q3 2014 were ARS 1,119 million, ARS 465 million higher than Q3 2013. The increase was mainly due to higher payroll expenses and IT services together with the addition of YSUR. Other revenues (expenses) net increased approximately ARS 397 million for Q3 2014, compared to the same period in 2013. This was mostly due to proceeds from the sale to Sinopec of a 30% interest in the concession extension in the La Ventana area in the province of Mendoza, which had been renewed on an exclusive basis.

The financial results for Q3 2014 were negative ARS 53 million, compared to positive ARS 540 million for the same period in 2013. In this respect, foreign exchange gains on net monetary liabilities decreased due to slowing depreciation of the Argentine peso during Q3 2014. In turn, the negative financial results increased due to greater interest accrued on financial debt.

Consolidated Results Q3 2014

The income tax amount for Q3 2014 was ARS 4,810 million, approximately ARS 2,299 million higher than the Q3 2013 income tax of ARS 2,511 million. This increase arises principally from increased current tax liability of ARS 2,931 million (an increase of ARS 1,893 million) primarily as a result of higher results and to a lesser extent the increase of deferred income tax of ARS 406 million.

Net income for the quarter was ARS 3,212 million, 127.2% higher compared to the same period in 2013.

Total investment in fixed assets for the quarter was ARS 13,776 million, 71.6% higher than that for Q3 2013. This greater investment arises from (i) an increase in development activities, principally well drilling and workovers and (ii) progress in the set of projects developed in YPF’s Downstream business segment.

Consolidated Results Q3 2014

3. ANALYSIS OF RESULTS BY BUSINESS UNIT FOR Q3 2014

3.1 UPSTREAM

Q3 2013	Q2 2014	Q3 2014	Var.% Q3 14/Q3 13	( Unaudited Figures)	Jan - Sep (*) 2013	Jan - Sep 2014	Var.% 2014 / 2013

2,135	3,305	4,463	109.0%	Operating income (Million ARS)	5,450	10,781	97.8%

10,963	16,685	19,357	76.6%	Revenues (Million ARS)	30,024	50,961	69.7%

235.1	240.9	246.0	4.6%	Crude oil production (Kbbld)	229.9	242.8	5.6%

37.7	41.2	44.6	18.3%	NGL production (Kbbld)	46.0	46.5	1.1%

35.6	43.5	44.9	26.1%	Gas production (Mm3d)	33.3	41.9	25.8%

496.5	555.8	573.0	15.4%	Total production (Kboed)	485.4	553.0	13.9%

279	727	306	9.5%	Exploration costs (Million ARS)	525	1,230	134.3%

6,642	8,672	11,120	67.4%	Capital Expenditures (**) (Million ARS)	15,810	28,395	79.6%

2,675	3,745	4,618	72.6%	Depreciation (Million ARS)	6,689	11,664	74.4%

				Realization Prices

70.8	75.5	76.1	7.5%	Crude oil prices in domestic market (***) Period average (USD/bbl)	70.3	72.7	3.5%

3.89	4.18	4.28	10.0%	Average gas price (****) (USD/Mmbtu)	3.79	4.24	12.0%

(*) Jan - Sep 2013 results do not include the provision for claims relating to AESU and TGM arbitration. (**) Jan- Sep 2014 capital expenditures do not include expenditures relating to the acquisition of Apache Group assets in Argentina, expenditures relating to the interest acquired in the Puesto Hernández joint venture, Las Lajas and La Ventana. (***) Q2 and Q3 2014 include YSUR crude oil sales price. (****) Q3 and Jan- Sep 2013 figures have been recalculated. Also, Q2 and Q3 2014 include gas sales prices from YSUR.

Upstream operating income was ARS 4,463 million, 109% higher compared to Q3 2013.

Sales increased by 76.6% in Q3 2014 compared to the same period in 2013, primarily due to increased sales of crude oil and natural gas. Crude oil sales increased by 71.8% (an increase of ARS 6,319 million) due to a 55% increase in the price per barrel in Argentine peso terms and greater volumes produced and transferred to YPF’s Downstream business segment, which was partially offset by a decrease of crude oil exports (a decrease of ARS 181 million). Natural gas income increased by 85% compared to Q3 2013 due to higher volumes produced and a higher average sales price.

The price in USD terms for crude oil in the domestic market for Q3 2014 increased by 7.5% to 76.1 USD/bbl. For natural gas, the average price was 4.28 USD/Mmbtu, which was 10% higher than Q3 2013. In both products, the average sales price for crude oil and natural gas from YSUR of 82.2 USD/bbl and 3.10 USD/Mmbtu, respectively, was fully consolidated in Q3 2014.

Consolidated Results Q3 2014

During Q3 2014 total hydrocarbon production was 573.0 Kboed, 15.4% higher than Q3 2013; crude oil production was 246.0 Kbbld (an increase of 4.6%); natural gas production was 44.9 Mm3d, (an increase of 26.1%) and NGL production was 44.6 Kbbld (an increase of 18.3%).

During the third quarter of 2014, consolidated total hydrocarbon production from YSUR was 48.9 Kboed, including 9.5 Kbbld of crude oil, 2.1 Kbbld of NGL and 5.9 Mm3d of natural gas.

During Q3 2014, production from unconventional areas totaled 31.9 Kbped of hydrocarbons, including 18.9 Kbbld of crude oil, 6.0 Kbbld of NGL and 1.1 Mm3d of natural gas, of which YPF consolidates approximately 50%. As for development activity, 40 wells have been put into production from Vaca Muerta, reaching a total of almost 270 producing wells. Operations are running with 23 active drilling rigs and 8 workovers.

With respect to tight gas activity: (i) in the project to develop the Las Lajas formation, 12 wells were drilled and developed in Q3 2014 and the average production of natural gas was 4.10 Mm3d and (ii) in the project to develop the Mulichinco formation in the Rincón del Mangrullo area natural gas production net to YPF was 0.73 Mm3d.

Work continues on the recovery of production in the Malargüe area which was affected by the fire that occurred on March 21 at the Cerro Divisadero crude oil treating plant, located in the Mendoza province. During Q3 2014, crude oil production in Malargue reached an average of 5.8 kbbld (3.4 kbbld below levels before the incident).

In the third quarter, ARS 359 million were received for the sale to Sinopec of a 30% stake in the concession extension in La Ventana area, in the province of Mendoza. It had been renewed on an exclusive basis and was reported under Other income (expenses) net.

Costs for Q3 2014 increased by 68.7% (an increase of ARS 6,066 million), mainly due to (i) higher amortization (an increase of ARS 1,943 million) resulting from higher investment and higher valuations of assets in Argentine pesos terms, (ii) an increase in costs for outsourced services of ARS 1,602 million, mainly relating to increased activity and the consolidation of YSUR, (iii) increased royalties of ARS 976 million, mainly due to higher production volumes and higher Argentine peso-denominated prices at wellhead and the consolidation of YSUR, (iv) increases in exploration costs of ARS 27 million mainly due to higher charges for geological studies performed in the current period. The unit cash costs in US dollars decreased by almost 2% in comparison with Q3 2013, remaining at the same level as the immediately preceding quarter, principally due to both higher production and the impact of the currency devaluation that offset higher activity.

Operating income in Q3 2014 from affiliated Upstream companies, including mainly YSUR, YPF Holdings, YPF International, YPF Energía Eléctrica (including solely the Ramos oil field) and YPF Servicios Petroleros, was ARS 121 million compared to ARS 25 million in Q3 2013. It should be noted that this variation is included in the explanation mentioned above.

Consolidated Results Q3 2014

CAPEX

Capital expenditures in the Upstream business segment were ARS 11,120 million in Q3 2014, 67.4% higher than the ARS 6,642 million reported for the same period in 2013.

In the Neuquina basin, capital expenditures during Q3 2014 focused mainly on the development of areas Loma Campana, Aguada Toledo-Sierra Barrosa, Rincón del Mangrullo, and Chachahuen. Development activities continue in Cuyana Basin, mainly in La Ventana area, while in Golfo San Jorge basin, most of the investments were focused in Cañadón de la Escondida, Los Perales and Pico Truncado, in the province of Santa Cruz and Manantiales Behr and El Trébol - Escalante in the province of Chubut.

As for exploration activities during Q3 2014, the Nequina, Golfo San Jorge and Cuyana basins were covered.

In the Cuyana Basin, activity focused in the La Ventana area.

In the Neuquina basin, exploratory activity targeted both conventional and unconventional objectives. Activity targeting conventional formations focused in deep horizons in the areas of Bajo del Piche, Cañadón Amarillo and Señal Cerro Bayo. Activity targeting unconventional formations focused in the areas of Bajo del Toro, Bajada de Añelo and La Ribera. Additionally, tight and shale objectives were evaluated in the Loma La Lata and Filo Morado blocks, respectively.

In the Golfo San Jorge basin, activities focused in the evaluation of deep horizons in the west flank of the Los Perales and Cañadón de la Escondida blocks and in the north flank of Manantiales Behr block.

As a result of the development activity during the period, three hydrocarbon discoveries were announced: (i) oil and natural gas in Santa Cruz province, Los Perales – Las Mesetas block, (ii) oil and natural gas in Neuquén province, Filo Morado block, and, (iii) oil in Mendoza province, Cañadón Amarillo block.

To date, 27 exploratory wells and 4 workovers have been completed this year.

Consolidated Results Q3 2014

3.2 DOWNSTREAM

Q3 2013	Q2 2014	Q3 2014	Var.% Q3 14/Q3 13	( Unaudited Figures)	Jan - Sep 2013	Jan - Sep 2014	Var.% 2014 / 2013
1,534	2,921	3,864	151.9%	Operating income (Million ARS)	3,954	9,238	133.6%
23,163	33,079	35,746	54.3%	Revenues (Million ARS)	62,148	98,396	58.3%
4,188	4,087	4,297	2.6%	Sales of refined products in domestic market (*) (Km3)	11,894	12,383	4.1%
355	375	284	-20.0%	Exportation of refined products (Km3)	1,070	1,113	4.0%
208	216	232	11.5%	Sales of petrochemical products in domestic market (**) (Ktn)	583	633	8.6%
76	55	88	15.8%	Exportation of petrochemical products (**) (Ktn)	232	200	-13.8%
292	292	299	2.4%	Crude oil processed (Kboed)	275	289	5.1%
91%	91%	94%	2.4%	Refinery utilization (%)	86%	90%	5.1%
1,276	1,833	2,312	81.2%	Capital Expenditures (Million ARS)	2,797	5,144	83.9%
368	589	634	72.4%	Depreciation (Million ARS)	967	1,770	83.0%
713	774	789	10.6%	Average domestic market gasoline price (USD/m3)	715	755	5.7%
797	811	824	3.4%	Average domestic market diesel price (USD/m3)	786	794	1.1%

(*) YSUR sales of LPG not included.

(**)Fertilizer sales not included

Operating income in YPF’s Downstream business segment for Q3 2014 was ARS 3,864 million, a 151.9% increase compared to ARS 1,534 million for Q3 2013.

Net sales increased by 54.3% compared to Q3 2013, primarily due to a higher average price in Argentine peso terms for gasoline and diesel, resulting in higher income of ARS 2,859 million and ARS 4,801 million, respectively. In addition, volumes of gasoline and diesel sold increased by 3.3% (an increase of ARS 224 million) and 5.4% (an increase of ARS 797 million) respectively, compared to Q3 2013. In turn, exports of flour and oils reached ARS 983 million (an increase of ARS 203 million) and jet fuel totaled ARS 855 million (an increase of ARS 282 million). Sales in the domestic and international markets for petrochemical products reached ARS 1,782 million (an increase of ARS 684 million), an increase principally due to higher volumes of products marketed (an increase of ARS 258 million) and higher prices in Argentine peso terms for the products sold (an increase of ARS 426 million). Fuel oil sales totaled ARS 1,735 million (an increase of ARS 372 million), due to the higher prices in Argentine peso terms (an increase of ARS 794 million) that offset lower volumes sold (a decrease of ARS 423 million).

Consolidated Results Q3 2014

Costs increased by 47.4% (an increase of ARS 10,253 million) compared to the same period in 2013. This increase was due to (i) an increase in crude oil ARS 7,007 million, mainly as a consequence of price increases in Argentine peso terms, both for volumes transferred from YPF’s Upstream business segment and crude oil purchased from other producers, (ii) higher price and greater volumes of biofuel purchased of ARS 999 million and (iii) higher amortization of ARS 266 million. In addition, imports of diesel dropped by 7% from ARS 1,321 million down to ARS 1,224 million, as the 36% drop in volumes purchased was partially offset by the higher prices in Argentine peso terms.

With respect to the incident that occurred at the La Plata Refinery in Q2 2013, insurance compensation of ARS 505 million was received in Q3 2014 for lost profits affecting YPF’s business. This amount was recorded as a reduction to cost of sales based on the premise that lower volumes of refined products would have been imported if the refinery had not been damaged.

Crude oil processing volume was 299 Kbbld, 2.4% higher than Q3 2013 as a consequence of having greater availability of light crude oil. This represents a return to the same processing levels as before the incident affecting the La Plata Refinery on April 2, 2013.

Q3 2014 operating income for Downstream controlled companies, including mainly Opessa, YPF Inversora Energética (the controlling company of GASA and Metrogas), YPF Brazil, YPF Chile and YPF Energía Eléctrica (except the Ramos oil field) was ARS 237 million, compared to ARS 202 million for Q3 2013. It should be noted that this variation is included in the explanation mentioned above.

CAPEX

Capital expenditures in YPF’s Downstream business segment for Q3 2014 were ARS 2,312 million, which was 81.2% higher than Q3 2013. Multi-year projects and the engineering work for new units are under way. They are intended to increase gasoline and diesel production capacity as well as to improve the quality of such products. A coke unit and a new alkylation unit at the La Plata Refinery as well as the new gasoline hydrogenation units in La Plata and Mendoza were implemented, together with the work intended to improve YPF’s logistics facilities and projects addressing optimization of safety and environmental performance.

Consolidated Results Q3 2014

3.3 CORPORATE AND OTHERS

This business segment involves mainly corporate costs and other activities that are not reported in any of the previously-mentioned business segments.

Corporate operating income for Q3 2014 was a loss of ARS 471 million, ARS 291 million lower compared to a loss of ARS 180 million in Q3 2013. Increased costs were due to higher corporate salaries and social charges, higher IT contracted services and other corporate expenses, which offset better results from YPF’s controlled companies AESA and YPF Tecnología.

In turn, consolidation adjustments relating to eliminating results among business segments not transferred to third parties were ARS 188 million in Q3 2014 and ARS 66 million in Q3 2013.

3.4 RELATED COMPANIES

Q3 2014 results from related companies were positive ARS 38 million, an increase from negative ARS 56 million in Q3 2013. This change was mainly due to improved results from Profertil and Refinor.

4. LIQUIDITY AND SOURCES OF CAPITAL

During Q3 2014, cash flow generation reached ARS 18,249 million, 95.1% higher than the same period in 2013. This increase of ARS 8,893 million was mainly due to the increase of EBITDA of ARS 6,883 million and a reduction in working capital.

In turn, compared to the end of Q2 2014, YPF’s cash and equivalents increased by ARS 4,425 million to ARS 15,873 million by the end of Q3 2014, mainly due to higher cash flow generation and debt refinancing through the issuance of Notes in the local market. Net financial debt decreased by ARS 1,498 million (a decrease of 4.3%) to reach ARS 33,245 million by the end of Q3 2014.

The average cost of debt denominated in Argentine pesos by the end of Q3 2014 was 25.1%, while the average cost of debt denominated in U.S. dollars was 6.64%.

On July 10, 2014 dividends were paid at ARS 1.18 per share, in compliance with the decision made at the Ordinary General Shareholders’ Meeting held on April 30, 2014, which provided for distribution of dividends within a term not exceeding the end of the present period.

YPF Notes issued during Q3 2014 are detailed below:

YPF Note	Amount	Interest Rate	Maturity
Series XXXIV (Q3 2014)	ARS 1,000 million	BADLAR + 0.10%	120 months
Series XXXV (Q3 2014)	ARS 750 million	BADLAR + 3.50%	60 months

Consolidated Results Q3 2014

Consolidated Results Q3 2014

5.1 CONSOLIDATED STATEMENT OF INCOME

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of pesos)

Q3 2013	Q2 2014	Q3 2014	Var.% Q3 14/Q3 13		Jan - Jun 2013	Jan - Sep 2014	Var.% 9M 14/ 9M 13

24,244	35,330	38,209	57.6%	Revenues	64,819	104,203	60.8%
(17,875)	(25,427)	(26,365)	47.5%	Costs of sales	(48,386)	(74,808)	54.6%

6,369	9,903	11,844	86.0%	Gross profit	16,433	29,395	78.9%

(1,986)	(2,317)	(2,766)	39.3%	Selling expenses	(5,555)	(7,287)	31.2%
(654)	(1,180)	(1,119)	71.1%	Administration expenses	(1,889)	(3,116)	65.0%
(279)	(727)	(306)	9.7%	Exploration expenses	(525)	(1,230)	134.3%
(6)	271	391	(6,616.7%)	Other expenses	(1,124)	616	(154.8%)

3,444	5,950	8,044	133.6%	Operating income	7,340	18,378	150.4%

(56)	26	38	167.9%	Income on investments in companies	77	61	(20.8%)
				Financial income (expenses), net
(521)	102	(140)	(73.1%)	Gains (losses) on assets	(789)	(1,162)	47.3%
257	318	480	86.8%	Interests	573	1,078	88.1%
(778)	(216)	(620)	(20.3%)	Exchange differences	(1,362)	(2,240)	64.5%
1,061	(1,184)	87	(91.8%)	(Losses) gains on liabilities	1,755	4,610	162.7%
(935)	(1,943)	(1,793)	91.8%	Interests	(2,360)	(5,304)	124.7%
1,996	759	1,880	(5.8%)	Exchange differences	4,115	9,914	140.9%

3,928	4,894	8,029	104.4%	Net income before income tax	8,383	21,887	161.1%

(1,038)	(2,891)	(2,931)	182.4%	Income tax	(3,041)	(5,961)	96.0%
(1,473)	(460)	(1,879)	27.6%	Deferred income tax	(2,141)	(8,377)	291.3%

3	17	7		Net income (loss) for noncontrolling interest	(6)	(70)

1,414	1,526	3,212	127.2%	Net income for the period (*)	3,207	7,619	137.6%

3.60	3.89	8.19	127.1%	Earnings per share, basic and diluted (*)	8.16	19.43	138.0%

3,156	1,405	2,515	(20.3%)	Other comprehensive Income	6,370	15,159	138.0%

4,573	2,948	5,734	25.4%	Total comprehensive income for the period	9,571	22,708	137.3%

6,581	10,464	13,464	104.6%	Adj. EBITDA (**)	15,271	32,288	111.4%

Note:

Information reported in accordance with International Financial Reporting Standards (IFRS), except adjusted EBITDA.

(*) Attributable to controlling shareholder.

(**) Adjusted EBITDA = Net income attributable to shareholders + Net income (loss) for non-controlling interest - Deferred income tax - Income tax - Financial income (losses) gains on liabilities - Financial income gains (losses) on assets - Income on investments in companies + Depreciation of fixed assets + Amortization of intangible assets

Consolidated Results Q3 2014

5.2 CONSOLIDATED BALANCE SHEET

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Q2 2014 figures unaudited, figures expressed in millions of pesos)

	12/31/2013	09/30/2014

Noncurrent Assets
Intangible assets	2,446	4,855
Fixed assets	93,496	144,675
Investments in companies	2,124	2,552
Deferred income tax assets	34	97
Other receivables and advances	2,927	2,300
Trade receivables	54	9

Total Non-current assets	101,081	154,488

Current Assets
Inventories	9,881	12,361
Other receivables and advances	6,506	8,149
Trade receivables	7,414	12,507
Assets available for sale	-	1,634
Cash and equivalents	10,713	15,873

Total current assets	34,514	50,524

Total assets	135,595	205,012

Shareholders’ equity
Shareholders’ contributions	10,600	10,458
Reserves and unnapropiated retained earnings	37,416	59,730
Noncontrolling interest	224	154

Total Shareholders’ equity	48,240	70,342

Noncurrent Liabilities
Provisions	19,172	24,390
Deferred income tax liabilities	11,459	21,285
Other taxes payable	362	315
Salaries and social security	8	-
Loans	23,076	36,693
Accounts payable	470	614

Total Noncurrent Liabilities	54,547	83,297

Current Liabilities
Provisions	1,396	1,622
Income tax liability	122	3,525
Other taxes payable	1,045	4,185
Salaries and social security	1,119	1,606
Loans	8,814	12,425
Accounts payable	20,312	28,010
Dividends payable	-	-

Total Current Liabilities	32,808	51,373

Total Liabilities	87,355	134,670

Total Liabilities and Shareholders’ Equity	135,595	205,012

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Q3 2014

5.3 CONSOLIDATED STATEMENT OF CASH FLOW

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of pesos)

Q3 2013	Q2 2014	Q3 2014		Jan- Sep 2013	Jan -Sep 2014
			Cash Flows from operating activities
1,417	1,543	3,219	Net income	3,201	7,549
56	(26)	(38)	Income from investments in companies	(77)	(61)
3,088	4,414	5,343	Depreciation of fixed assets	7,789	13,660
49	100	77	Amortization of intangible assets	142	250
(57)	(53)	(145)	Acquisition of own shares	(93)	(198)
567	788	868	Consumption of materials and fixed assets and intangible assets retired, net of provisions	1,658	2,671
455	939	922	Net increase in provisions	2,281	2,465
(218)	558	1,112	Interest, exchange differences and other	(37)	1,813
51	14	28	Stock compensation plan	73	56
-	(386)	(505)	Accrued insurance	-	(1,632)
			Changes in assets and liabilities:
(1,549)	(1,447)	(707)	Trade receivables	(4,032)	(4,150)
837	2,314	(64)	Other receivables and liabilities	(204)	(802)
(66)	(381)	(384)	Inventories	(1,480)	(2,425)
3,134	1,484	1,323	Accounts payable	4,625	1,663
(128)	(674)	2,082	Other Taxes payable	118	3,006
205	208	419	Salaries and Social Securities	77	431
(242)	(410)	(426)	Decrease in provisions from payments	(516)	(1,580)
15	215	18	Dividends from investments in companies	136	233
-	591	1,098	Insurance charge for loss of profit	-	1,689
1,742	1,639	4,009	Net charge of income tax payment	2,718	11,756
2,511	3,351	4,810	Income tax	5,182	14,338
(769)	(1,712)	(801)	Income tax payments	(2,464)	(2,582)

9,356	11,430	18,249	Net cash flows provided by operating activities	16,379	36,394

			Cash flows from investing activities
			Payments for investments:
(7,466)	(10,335)	(13,213)	Acquisitions of fixed assets and Intangible assets	(18,203)	(35,365)
(11)	-	(9)	Capital contributions in non-current investments	(11)	(94)
-	180	-	Liabilities of sales of fixed assets	-	1,711
-	(186)	(357)	Acquisitions of participation in UTEs	-	(869)
-	(1)	-	Acquisition of subsidiaries net of adcquiered funds	107	(6,103)
-	1,210	-	Insurance charge for material damages	-	1,818

(7,477)	(9,132)	(13,579)	Net cash flows used in investing activities	(18,107)	(38,902)

			Cash flows from financing activities

(1,311)	(3,839)	(3,030)	Payment of loans	(4,892)	(9,012)
(732)	(1,360)	(1,114)	Payment of interests	(1,833)	(3,413)
2,219	10,949	4,141	Proceeds from loans	10,846	19,342
(326)	-	(464)	Payments of dividends	(326)	(464)

(150)	5,750	(467)	Net cash flows provided by financing activities	3,795	6,453

34	291	222	Effect of changes in exchange rates on cash and equivalents	89	1,215

1,763	8,339	4,425	Increase (Decrease) in Cash and Equivalents	2,156	5,160

5,140	3,109	11,448	Cash and equivalents at the beginning of the period	4,747	10,713
6,903	11,448	15,873	Cash and equivalents at the end of the period	6,903	15,873

1,763	8,339	4,425	Increase (Decrease) in Cash and Equivalents	2,156	5,160

			COMPONENTS OF CASH AND EQUIVALENT AT THE END OF THE PERIOD

883	6,202	6,567	Cash	883	6,567
6,020	5,246	9,306	Other Financial Assets	6,020	9,306

6,903	11,448	15,873	TOTAL CASH AND EQUIVALENTS AT THE END OF THE PERIOD	6,903	15,873

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Q3 2014

5.4 CONSOLIDATED BUSINESS SEGMENT INFORMATION

(Unaudited, figures expressed in millions of pesos)

Q3 2014	Upstream	Downstream	Corporate and Other	Consolidation Adjustments	Total

Revenues	2,607	35,459	143	-	38,209
Revenues from intersegment sales	16,750	287	1,476	-18,513	-

Revenues	19,357	35,746	1,619	-18,513	38,209

Operating Income (loss)	4,463	3,864	-471	188	8,044
Investments in companies	-3	41	-	-	38
Depreciation of fixed assets	4,618	634	91	-	5,343
Acquisitions of fixed assets	11,120	2,312	344	-	13,776
Assets	117,737	67,692	22,279	-2,696	205,012

Q3 2013	Upstream	Downstream	Corporate and Other	Consolidation Adjustments	Total

Revenues	1,162	22,893	189	-	24,244
Revenues from intersegment sales	9,801	270	563	-10,634	-

Revenues	10,963	23,163	752	-10,634	24,244

Operating Income (loss)	2,135	1,534	-291	66	3,444
Investments in companies	-11	-45	-	-	-56
Depreciation of fixed assets	2,675	368	45	-	3,088
Acquisitions of fixed assets	6,766	1,276	110	-	8,152
Assets	58,485	43,505	10,568	-1,288	111,270

Consolidated Results Q3 2014

5.5 MAIN DOLLAR DENOMINATED FINANCIAL MAGNITUDES (unaudited figures)

Million USD	2013	2014	2014	Var	2013	2014	Var
	Q3	Q2	Q3	Q3 14 / Q3 13	Jan - Sep (*)	Jan - Sep	9M 14 / 9M 13
INCOME STATEMENT
Revenues	4,355	4,413	4,632	6.4%	12,319	13,113	6.4%
Costs of sales	-3,211	-3,176	-3,196	-0.4%	-9,196	-9,414	2.4%

Gross profit	1,144	1,237	1,436	25.5%	3,123	3,699	18.4%
Selling expenses	-357	-289	-335	-6.0%	-1,056	-917	-13.1%
Administration expenses	-117	-147	-136	15.5%	-359	-392	9.2%
Exploration expenses	-50	-91	-37	-26.0%	-100	-155	55.1%
Other expenses	-1	34	47	-4498.4%	-51	78	-251.6%

Operating income	619	743	975	57.6%	1,557	2,313	48.5%
Depreciation of fixed assets	555	551	648	16.8%	1,480	1,719	16.1%
Amortization of intangible assets	9	12	9	6.1%	27	31	16.6%

Adj. EBITDA (**)	1,182	1,307	1,632	38.1%	3,065	4,063	32.6%

UPSTREAM
Revenues	1,969	2,084	2,347	19.2%	5,706	6,413	12.4%
Operating income	383	413	541	41.1%	1,036	1,357	31.0%
Depreciation	480	468	560	16.5%	1,271	1,468	15.5%
Capital expenditures	1,193	1,083	1,348	13.0%	3,005	3,573	18.9%

DOWNSTREAM
Revenues	4,161	4,132	4,334	4.2%	11,811	12,382	4.8%
Operating income	276	365	468	70.0%	751	1,162	54.7%
Depreciation	66	74	77	16.3%	184	223	21.2%
Capital expenditures	229	229	280	22.3%	532	647	21.8%

CORPORATE AND OTHER
Operating income	-52	-46	-57	9.2%	-205	-150	-27.1%
Capital expenditures	20	45	42	111.1%	40	104	156.5%

CONSOLIDATION ADJUSTMENTS
Operating income	12	11	23	92.3%	-24	-57	133.3%

Average exchange rate for the period	5.57	8.01	8.25		5.26	7.95

NOTE: The calculation of the main financial figures in U.S. dollars is derived from the calculation of the financial results expressed in Argentine pesos using the average exchange rate for each period.

(*) For these periods, results do not include the impact of the provision for claims related to the AES Uruguaiana Emprendimientos S.A. (AESU) and Transportadora de Gas del Mercosur S.A. (TGM) arbitrations.

(**) Adjusted EBITDA = Net income attributable to shareholders + Net income (loss) for non-controlling interest - Deferred income tax - Income tax - Financial income (losses) gains on liabilities - Financial income gains (losses) on assets - Income on investments in companies + Depreciation of fixed assets + Amortization of intangible assets

Consolidated Results Q3 2014

5.6 MAIN PHYSICAL MAGNITUDES (Unaudited figures)

				2013				2014
	Unit
		Q1	Q2	Q3	Q4	Cum. 2013	Q1	Q2	Q3	Cum. 2014
Production
Crude oil production	Kbbl	20,365	20,770	21,625	22,019	84,780	21,742	21,918	22,634	66,294
NGL production	Kbbl	4,918	4,162	3,471	5,033	17,584	4,858	3,751	4,099	12,708
Gas production	Mm3	2,824	3,001	3,272	3,262	12,359	3,350	3,960	4,131	11,442
Total production	Kbpe	43,045	43,806	45,675	47,568	180,094	47,672	50,577	52,714	150,963
Henry Hub	USD/Mmbtu	3.48	4.09	3.58	3.60	3.69	4.94	4.67	4.06	4.55
Brent	USD/bbl	112.48	102.58	110.27	109.21	108.63	108.17	109.70	101.82	106.56
Sales
Sales of petroleum products
Domestic market
Gasoline	Km3	1,159	1,060	1,121	1,206	4,545	1,229	1,126	1,158	3,513
Diesel	Km3	1,946	2,057	2,048	2,047	8,098	1,920	2,043	2,160	6,122
Jet fuel and kerosene	Km3	108	111	112	118	449	124	108	116	348
Fuel Oil	Km3	129	100	293	239	760	294	297	257	848
LPG	Km3	168	220	265	144	796	146	210	245	601
LPG sold by YSUR		-	-	-	-	-	5	26	30	61
Others (*)	Km3	379	270	350	340	1,338	286	304	361	951
Total domestic market	Km3	3,889	3,819	4,188	4,094	15,988	4,004	4,113	4,327	12,444
Export market
Petrochemical naphtha	Km3	0	0	0	0	0	0	0	0	0
Jet fuel and kerosene	Km3	131	121	127	126	505	129	116	126	372
LPG	Km3	123	36	30	104	293	124	35	24	183
Bunker (Diesel and Fuel Oil)	Km3	186	98	189	191	664	194	205	128	526
Others (*)	Km3	10	10	9	11	39	8	18	5	31
Total export market	Km3	450	265	355	432	1,502	455	375	284	1,113
Total sales of petroleum products	Km3	4,339	4,084	4,542	4,526	17,490	4,459	4,488	4,610	13,557
Sales of petrochemical products
Domestic market
Fertilizers	Ktn	24	27	68	105	224	32	39	76	147
Methanol	Ktn	49	57	64	66	236	47	73	103	223
Others	Ktn	130	138	143	132	543	138	143	129	410
Total domestic market	Ktn	203	222	276	303	1,003	217	255	308	780
Export market
Methanol	Ktn	8	22	1	10	41	33	22	21	76
Others	Ktn	62	64	75	39	240	24	33	67	124
Total export market	Ktn	70	86	76	49	281	57	55	88	200
Total sales of petrochemical products	Ktn	273	308	352	352	1,284	274	310	396	980
Sales of other products
Grain, flours and oils
Domestic market	Ktn	39	30	24	31	124	20	22	21	63
Export market	Ktn	87	239	284	159	769	85	251	292	628
Total Grain, flours and oils	Ktn	126	269	308	190	893	105	273	313	691
Main products imported
Gasolines and Jet Fuel	Km3	94	198	0	0	292	179	94	0	274
Diesel	Km3	183	420	296	351	1,250	473	275	191	939

(*) Principally includes sales of oil and lubricant bases, grease, asphalt and residual carbon, among others.

Consolidated Results Q3 2014

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.

These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives as of the date hereof of YPF and its management, including statements with respect to trends affecting YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as the future price of petroleum and petroleum products, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes in circumstances and other factors that may be beyond YPF’s control or may be difficult to predict.

YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as the future price of petroleum and petroleum products, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to fluctuations in the price of petroleum and petroleum products, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates before the Comisión Nacional de Valores in Argentina and with the U.S. Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 filed with the Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or elsewhere.

The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

Investors Relations

E-mail: inversoresypf@ypf.com

Website: ir.ypf.com

Macacha Güemes 515

C1106BKK Buenos Aires (Argentina)

Phone: 54 11 5441 1215

Fax: 54 11 5441 2113

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 5, 2014	By:	/s/ Alejandro Cherñacov
	Name:	Alejandro Cherñacov
	Title:	Market Relations Officer